FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                       25 November 2002


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Holding(s) in Company sent to the London Stock Exchange on 25 November 2002



                                    mmO2 plc


Detailed below is the content of a letter received from Fidelity Investments on 25 November 2002

mmO2 Contact:

Deborah Russell

Secretarial Services Manager

mmO2 plc

t: +44 (0)1753 628096



November 25, 2002

MMO2 Plc

Wellington Street

Slough

Berkshire SL1 1YP

Unted Kingdom

FAX: 011-44-1-753-628-150

ATTN:Company Secretary

Dear Sirs,

     Enclosed are notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

     These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

     If you have any questions please contact Julie Finocchio at (617) 563-7883 or by FAX at (617) 476-0363.


Kindest regards,


EleanorChemlen

Sr. Compliance Specialist



                                  Amendment #4



NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held:     MMO2 Plc


2. Notifiable Interest:                  Ordinary Shares

(A)      FMR Corp.

         82 Devonshire Street

         Boston, MA 02109


                Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).



 (B)      Fidelity International Limited (FIL)

          P.O. Box HM 670

          Hamilton HMCX, Bermuda


                Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

          Mr. Edward C. Johnson 3d

          82 Devonshire Street

          Boston, MA 02109


         A principal shareholder of FMR Corp. and Fidelity International
         Limited.

    4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

    5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

    6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.



By       "Lena G. Goldberg
          Senior V.P. & General Counsel - FMR Corp.
          Duly authorized under Powers of Attorney dated October 31, 2002, by Eric D.
          Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.


Fidelity has a non-beneficial interest in 496,628,045 Ordinary shares. This holding represents 5.73% of mmo2 plc's issued Ordinary Share Capital.

Schedule

State Street Nominees Limited     FMRCO        10,498,200

Chase Nominees Limited            FMRCO         9,058,800

State Street Nominees Limited     FMTC          2,095,486

Lloyds Bank Nominees Limited      FMTC          4,318,100

Brown Brothers Harriman           FMTC             71,500

State Street Bank & Trust         FMTC            676,000

Bank of New York Europe           FMTC            903,200

National Cities                   FMTC          1,109,200

Nortrust Nominees                 FMTC            876,500

Northern Trust                    FMTC          1,073,000

Chase Manhattan Bank London       FISL        102,567,328

Chase Nominees Limited            FISL          7,889,600

Chase Nominees Limited            FPM          11,614,301

Mellon Nominees Limited           FPM             952,100

Citibank                          FPM           1,827,100

Deutsche Bank                     FPM             430,900

HSBC                              FPM           1,821,700

Northern Trust                    FPM           3,158,300

Bank of New York London           FPM           1,393,600

HSBC Client Holdings Nominee
(UK) Limited                      FIL         216,065,061

Chase Manhattan Bank London       FIL           9,165,793

Bank of New York London           FIL          40,431,130

Chase Nominees Limited            FIL          17,161,686

Deutsche Bank                     FIL           1,631,300

Northern Trust                    FIL          18,992,259

JP Morgan                         FIL           4,275,600

Nortrust Nominees Limited         FIL          10,437,200

State Street Nominees Limited     FIL           4,471,700

Morgan Stanley                    FIL           3,240,000

State Street Bank & Trust         FIL           2,044,500

National Australia Bank           FIL             138,000

Citibank                          FIL             734,400

Mellon Nominees Limited           FIL             615,900

Bank of New York Brussels         FIL           4,415,801

PICG                              FIL             100,800

Chase Manhattan Bank AG
Frankfurt                         FIL             372,000

Total Ordinary Shares                         496,628,045

Current ownership percentage                        5.73%

Shares in issue                             8,670,096,881

Change in holdings since last filing         (23,559,688) ordinary shares


                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 25 November 2002                     By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary